Filed Pursuant to Rule 433
Registration Statement No. 333-132625
March 24, 2006

PRICING TERM SHEET

Issuers:	Omnicom Group Inc., Omnicom Capital Inc. and Omnicom Finance Inc.

Ratings:	Baa1 (Moody’s); A- (S&P); A- (Fitch)

Issue of Securities:	5.90% Senior Notes due 2016

Principal Amount:	$1,000,000,000

Coupon:	5.90% per annum

Interest Payment Dates:	Semi-annually on April 15 and October 15, commencing October 15, 2006

Maturity:	April 15, 2016

Treasury Benchmark:	4.500% due February 15, 2016

US Treasury Yield:	4.665%

Spread to Treasury:	130 basis points

Re-offer Yield:	5.965%

Initial Price to Public:	per Senior Note: 99.51%; Total: $995,100,000

Underwriters’ Discount:	per Senior Note: 0.650%; Total: $6,500,000

Proceeds, before expenses, to us:	per Senior Note: 98.86%; Total: $988,600,000

Optional Redemption:	Make Whole Spread: 25 basis points

Minimum Denomination:	$1,000

Settlement Date:	March 29, 2006 (T+3)

CUSIP:	681919 AS 5

ISIN:	US681919AS54

Underwriters:	Citigroup Global Markets Inc. ($561,500,000), Banc of America Securities LLC ($61,500,000), HSBC Securities (USA) Inc. ($61,500,000), LaSalle Financial Services, Inc. ($61,500,000), SG Americas Securities, LLC ($61,500,000), Barclays Capital Inc. ($38,500,000), BNP Paribas Securities Corp. ($38,500,000), Morgan Stanley & Co. Incorporated ($38,500,000), UBS Securities LLC ($38,500,000), Wachovia Capital Markets, LLC ($38,500,000).

The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s, Standard and Poor’s and Fitch Ratings. Each of the security ratings above should be evaluated independently of any other security rating.

The issuers have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuers have filed with the SEC for more complete information about the issues and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407.